YOU ON DEMAND HOLDINGS, INC.
27 Union Square West, Suite 502
New York, New York 10003

December 27, 2013

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	YOU On Demand Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed April 8, 2013
File No. 001-35561

We hereby submit the responses of YOU On Demand Holdings, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letters, dated December 20, 2013, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K.

For the convenience of the Staff, each of the Staff’s comments is included (in bold) and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1. Reconcile your disclosure throughout this document to state whether the entities you which you refer as “our,” are VIEs or JVs. We note, by way of example only, that on page 4, you refer to “Jinan Broadband,” also known as Jinan Guangdian Jia He Broadband Co., Ltd., as a PRC joint venture owned 51% by “WFOE” and 40% by “Jinan Parent.” On pages 5 and 28, you refer to such Jinan Broadband as a VIE. We note that Jinan Broadband accounted for approximately 75% and 62% of your revenues in 2012 and 2011, respectively. Risks of the exact structure and type of holding should be clarified to investors. We note the same inconsistencies with respect to other entities disclosed in this document. For example Shandong Media is alternately referred to as a JV and VIE.

Company Response: As the Company no longer maintains any ownership interest in Jinan Broadband, and solely a minority interest (classified as an equity method investment) in Shandong Media, future disclosure regarding the Company’s operations in the People’s Republic of China (“PRC”) will be materially different from those in the Company’s past filings . Accordingly, revisions to past disclosure regarding Jinan Broadband and Shandong Media would not provide meaningful disclosure to investors going forward. Nonetheless, to the extent that our future disclosures make reference to either Jinan Broadband or Shandong Media and the Company’s past ownership structure of these entities, we will ensure that all such future disclosure correctly and consistently identifies the type and nature of ownership.

In addition, at present, our only VIE is Beijing Sino Top Scope Technology Co., Ltd., and we believe that our historical disclosures regarding this entity correctly and consistently refer to the entity as a VIE, and we will ensure that our future disclosures continue to do so.

2. We note that on July 31, 2013, the sale of your 51% equity interest in Jinan Broadband to Shandong Broadcast became final. We also note that for the nine months ended September 30, 2013, the revenue from discounted operations was $3.1 million (seven months unaudited) and the revenue from continued operations was $0.14 million. Thus, it appears that your 51% interest in Jinan Broadband represented a significant portion of your revenue generating assets. We also note that it appears that you have not filed a proxy statement on Schedule 14A seeking shareholder approval for this disposition or an information statement on Schedule 14C disclosing action by written consent. Please tell us how you have analyzed this transaction for purposes of compliance with Nevada corporate law regarding shareholder approval of the disposition. We may have further comment upon reviewing your response.

Company Response: Section 78.565 of the Nevada Revised Statutes only requires shareholder approval when a corporation sells all of its property and assets, and is therefore not applicable with respect to the Company’s sale of Jinan Broadband.

In addition to the requirements stated above, we do not believe that Jinan Broadband constituted a key component of our business. As we have stated in our 10-K and other previous communications to investors, our focus and investment continues to be on our VOD business. The Staff references the Revenue in discontinued operations as compared to continuing operations as the determining factor for requiring shareholder approval for the disposition, however we believe that the change in operating expenses (SG&A and Professional fees) is equally important and more illustrative of the focus of our business. For our nine months ended September 30, 2013, our operating expenses (SG&A and Professional fees) were $6.3 million for continuing operations and $0.7 million for our discontinued operations which further highlights that our focus is on our continuing operations.

Corporate Structure, Page 8

3. Revise your organizational chart to include full names of all entities, shareholders, nominee shareholders, JV and VIE agreements, indicated separately, with footnotes identifying natural persons and listing all JV, VIE and Trust agreements by name, signatories, and date of effectiveness. By way of example only, we note that the following should be depicted with clarity in your chart:

•	Your WFOE name;
•	Label VIEs and JVs clearly, for example, we note your disclosure on page 27 that Zhong Hai Video is an 80% owned operating joint venture of your VIE, Sinotop. Separately, include a risk factor on the risks involved in a JV of a VIE;
•	Trust agreements with “two individual owners” of Jinan Zhong Kuan, with these equity shareholders named. We note that Jinan Zhong Kuan Dian Guang Information Technology Co., Ltd., a PRC company owned 90% by Weicheng Liu 10% by Liang Yuejing, PRC individuals
•	The VIE agreements with Zhang Yan, the 100% shareholder of Sinotop Beijing;
•	The natural person shareholders of Zong Hai Video and Networks Center;
•	Shangdong Media JV, including the Shandong Newspaper Entities ownership and agreements with all entities;

•	The equity ownership of Zhong Hai Video by Sinotop Beijing, separate from the agreements, where only a dotted line indicating contractual relationship is currently drawn;
•	Clarify the full name, purpose and function of the “YOD WFOE,” we note from other disclosure refers to YOU On Demand (Beijing) Technology Co., Ltd., a PRC company wholly-owned by Sinotop Hong Kong. Depict this equity ownership separate from agreements, listing agreements, where only a dotted line indicating a contractual relationship is currently drawn;
•	List the agreements between YOD WFOE and the Sinotop Beijing VIE; we note that while a dotted line exists, VIE agreements between Sinotop Hong Kong WFOE and VIE Sinotop Beijing, are the only VIE agreements disclosed; and
•	The date and location of equity pledge agreement registrations, stating effectiveness at the dates of registration.

Company Response: We will revise our future disclosures to include the following organization chart:

1. Controlled through a Trust Agreement with controlling shareholder(s).
2. Equity Pledge of 100% of Jinan Zhong Kuan in favor of WFOE.
3. Sinotop VIE Agreements, including with Zhang Yan, the sole shareholder of Sinotop Beijing.
4. Controlled through a Loan Agreement dated January 2008, an Equity Option Agreement dated January 2008, a Trustee Arrangement dated January 2008, and a Power of Attorney dated January 2008.
5. Sinotop Joint Venture Agreements with Zhong Hai Video. Hua Cheng Hu Dong (Beijing) Film and Television Communication Co., Ltd. (“Hua Cheng”) owns 20% of Zhong Hai Video.

In addition, in response to the comment in the second bullet point above, regarding the inclusion of a risk factor to address the risks involved in a JV of a VIE, we propose to include the following risk factor in our future filings:

Our PPV and VOD operations are conducted through an 80% controlled subsidiary of our VIE, Sinotop Beijing, and the 20% shareholder of the subsidiary has certain minority rights which could restrict our ability to make certain significant changes with regard to the subsidiary.

We conduct our PPV and VOD operations through our 80% owned subsidiary, Zhong Hai Video. Under PRC law, minority shareholders have a statutory right of first refusal on any transfers of equity, as well as the ability to require their consent with regard to certain significant corporate events. Accordingly, Hua Cheng Hu Dong (Beijing) Film and Television Communication Co., Ltd., our joint venture partner and the owner of the remaining 20% of Zhong Hai Video, may be able to block the transfer of our ownership in Zhong Hai Video or the dissolution or liquidation of the joint venture.

4. Relocate the entities under your JV Jinan Broadband that are not owned by the JV, but rather, own significant interests in the JV, Jinan Guangdian Jia He Digital Television Co., Ltd., a PRC company. List the other shareholders of “Jinan Parent.” Such entities should be depicted to the side of the JV, not under the JV, which indicates the JV having an ownership or control position over such entity.

Company Response: As stated above in our response to Comment 1, because the Company disposed of all of its interest in Jinan Broadband, our future disclosures regarding Jinan Broadband will be materially different from those in the Company’s past filings. Accordingly, the proposed organization chart to be included in our future filings, found in our response to Comment 3 above, no longer contains any reference to Jinan Broadband or its related entities.

5. Depict the current ownership structure of Networks Center, referring to the shareholder of Jinan Parent, Jinan Radio & Television Network, which had been dissolved and merged into Shandong Broadcast Network.

Company Response: As stated above in our response to Comment 1, because the Company disposed of all of its interest in Jinan Broadband, our future disclosures regarding Jinan Broadband will be materially different from those in the Company’s past filings. Accordingly, the proposed organization chart to be included in our future filings, found in our response to Comment 3 above, no longer contains any reference to Jinan Broadband or its related entities.

6. Please tell us any relationships, business, familial, or by marriage, of the natural persons involved contractually, by equity ownership, or nominal shareholding, with the entities listed on this organizational chart.

Company Response: Zhang Yan, the sole shareholder of Beijing Sino Top Scope Technology Co., Ltd. (“Sinotop Beijing”), and a party to certain of the VIE arrangements between Sinotop Group Limited and Sinotop Beijing (as set forth in the chart provided in response to Comment 3 above), is the wife of Weicheng Liu, our Chief Executive Officer.

Risk Factors, Page 15

7. Under a separate risk factor heading, state that U.S. financial regulatory and law enforcement agencies have limited and may have no ability to conduct investigations within the People’s Republic of China concerning the company, its officers, directors, auditors, market research services or other professional services or experts based in China. This limitation includes, but is not limited to investigations by the U.S. Securities and Exchange Commission, U.S. Department of Justice and U.S. national securities exchanges.

Additionally, please provide context for this situation by disclosing that China may have limited or no agreements in place to facilitate cooperation with the SEC Division of Enforcement for investigations within its jurisdiction. Explain what this situation may mean for investors with attention to the limited access by U.S. financial regulators including the Public Company Accounting Oversight Board, or PCAOB, and the U.S. Department of Justice to books, records, testimony, on-site investigation of operations, subpoena power and other investigative actions including those stemming from investor tips, complaints and referrals.

Company Response: We will include the following risk factor in our future filings:

U.S. financial regulatory and law enforcement agencies, including without limitation the U.S. Securities and Exchange Commission, U.S. Department of Justice and U.S. national securities exchanges, have limited ability, and in fact may have no ability, to conduct investigations within the People’s Republic of China concerning the Company, our PRC-based officers, directors, market research services or other professional services or experts.

Most of our assets and substantially all of our current operations are conducted in the PRC, and some of our officers, directors and other professional service providers are nationals and residents of China. U.S. financial regulatory and law enforcement agencies, including without limitation the U.S. Securities and Exchange Commission, U.S. Department of Justice and U.S. national securities exchanges, have limited ability, and in fact may have no ability, to conduct investigations within the PRC concerning the Company, and China may have limited or no agreements in place to facilitate cooperation with the SEC Division of Enforcement for investigations within its jurisdiction. In addition, while our auditors, UHY LLP, are based in the U.S., and all work papers regarding the Company are maintained in the U.S., the Public Company Accounting Oversight Board, or PCAOB, is currently unable to conduct inspections of audit practices in China without the approval of the Chinese authorities. Any limitations on the ability of U.S. financial regulatory and law enforcement agencies, including the PCAOB, to books, records, testimony, on-site investigation of operations, subpoena power and other investigative actions, including those stemming from investor tips, complaints and referrals, may deprive investors of the benefits and protections of these agencies, and investors may lose confidence in, or be skeptical as to the quality of, the Company’s disclosures in filings with the SEC, reported financial information and procedures and the quality of our financial statements, or the Company’s compliance with the rules and regulations of such agencies.

In order to comply with PRC requirements, we operate our business through companies…, page 15

8. Please revise your heading to eliminate the statement that VIE structures “comply with PRC requirements.”

Company Response: We will revise the heading for the above referenced risk factor to read:

We operate our businesses through companies with which we have contractual relationships in controlling financial interest and is the only primary beneficiary but in which we do not have legal ownership. If the PRC government determines that our agreements with these companies are not in compliance with applicable regulations, our business in the PRC could be materially adversely affected.

Executive Compensation, Page 46

9. Please include footnote disclosure of all assumptions made in valuation of your option awards by reference to a discussion of those assumptions in the smaller reporting company’s financial statements, footnotes to the financial statements or discussion in the Management’s Discussion and Analysis.

Company Response

We typically award options to our executives annually based on the discretion of our Board of Directors. Options are valued using the Black-Scholes Merton model at the date they are granted. On our future filings we will include the following footnote to the compensation table as relevant to the years presented:

In 2012, the options awarded to our executives were valued using the Black Scholes Merton model incorporating the following assumptions: risk-free interest rate 1.93%, expected volatility 75%, expected life 10 years and expected dividend yield 0%.

Report of Independent Registered Public Accounting Firm, Page F-1

10. Please provide a revised accountant’s report that includes the required independent registered accounting firm’s signature. See Rule 2-02(a) of Regulation S-X.

Company Response: We will file an amendment to the Company’s previously filed Annual Report on Form10-K for the year ended December 31, 2012, to include a revised accountant’s report with the accounting firm’s signature.

*****

In connection with the responses above, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer